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                                                                     Exhibit 3.3

                            CERTIFICATE OF AMENDMENT
                                       TO
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                          DURASWITCH INDUSTRIES, INC.

     Pursuant to the provisions of Nevada Revised Statutes, Title 7, Chapter 78, it is hereby certified that:

     FIRST: The name of the corporation is DuraSwitch Industries, Inc. (the "corporation").

     SECOND: The following sets forth the amendment to the following article:

          Article 3 of the Amended and Restated Articles of Incorporation of the corporation is deleted and the following language is substituted for it:

          3. Authorized Capital. The Corporation will have authority to issue 40,000,000 shares of Common Stock, par value $0.001 per share and 10,000,000 shares of Preferred Stock, par value $0.001 per share.

          Upon this amendment of this Article 3, every 4.25 issued and outstanding shares of Common Stock ("Old Common Stock"), will be automatically and without any action on the part of the stockholders converted into and reconstituted as one share of Common Stock, par value $0.001 per share ("New Common Stock"), subject to the treatment of fractional interests as described below. Each holder of a certificate or certificates which immediately prior to the amendment of this Article 3, becoming effective pursuant to the General Corporation Law of Nevada (the "Effective Date"), represented outstanding shares of the Old Common Stock will be entitled to receive a certificate for the number of shares of New Common Stock they own by presenting their old certificate(s) to the Corporation's transfer agent for cancellation and exchange.

          No scrip or fractional certificates will be issued upon such conversion and reconstitution. The number of shares of New Common Stock to be issued will be rounded up to the nearest whole share if a fractional interest in a share of New Common Stock that would, except for the provisions of the preceding sentence, be deliverable upon such conversion and reconstitution. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except the right to receive one full share of common stock as described herein.

          This amendment does not amend any preferred stock designations heretofore


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          filed, each of which remains in full force and effect except as they may be adjusted to reflect proportionate changes resulting from this Amendment.

     THIRD:    The amendment was adopted and approved by the Board of Directors and a majority of the shareholders on August 16, 1999. The number of shareholder votes for the amendment were sufficient for approval.


Dated as of August 16, 1999


                                             DURASWITCH INDUSTRIES, INC.



                                             By: /s/  Robert J. Brilon
                                                --------------------------
                                                 Robert J. Brilon,
                                                 President and Secretary